February 15, 2005




Ms. Kelly McCusker
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Dale Jarret Racing Adventure, Inc.
      Response to SEC comments on 02/08/05
      Form 10-K for the year ended June 30, 2004

Dear Ms. McCusker:

We received your comment letter of February 8, 2005 and have the following response:

Comment 1.  Managements Discussion

The Company includes in cost of sales the following expenses: track rent, transport costs, travel and lodging at events, fuel, insurance, part time labor at tracks and other track expenses. The Company has been including depreciation expense which amounted to $153,460 in 2004 and $130,582 in 2003 in operating costs rather than cost of sales and has determined that it would be more appropriately classified as a component of cost of sales and will reclassify depreciation as such. As the Company intends to change its year end to December 31 and intents to file a Form 10-KSB as of and for the period ended December 31, 2004, which will include audited financial statements, we would request that the reclassification be made in that filing and that the Company not be required to file a Form 10KSB/A for the year ended June 30, 2004.

The Company will include in future filings the types of expenses included in cost of sales in a note.



Comment 2.  Stockholders' Deficit

A breakdown of the issuances is included on the next page of this letter. The Company uses the approximate closing trading price of its common stock on the date an agreement is reached to issue common shares for services to value such shares. Pursuant to 96-18 the measurement Date should be the earlier of:

The date at which a commitment for performance by the counterparty to earn the equity instruments is reached or the date at which the counterparty's performance is complete

We appreciate your help and are open to any suggestions you may have.
Sincerely,

/s/Timothy B. Shannon
Timothy B. Shannon
Dale Jarrett Racing Adventure, Inc.







STOCKHOLDERS'
EQUITY






JUNE 30, 2004



P
A
R

V
A
L
U
E
0.0100










BID
PER
C
O
M
M
O
N

PAID IN

DATE
PRICE
SHARE
S
H
A
R
E
S
$
CAPITAL






BALANCE
6/30/02




1
6
,
7
6
7
,
9
1
2

               167,679
        3,505,548







Services
7/9/2002
0.10
0.10

1
0
0
,
0
0
0

                   1,000
               9,000
Services
9/23/2002
0.16
0.15

1
0
0
,
0
0
0

                   1,000
             14,000
Services
1/3/2003
0.20
0.20

6
0
,
0
0
0

                      600
             11,400
Services
04/0/03
0.20
0.20

1
6
,
0
0
0

                      160
               3,040
Vehicle
purchase
6/2/2003
0.14
0.10

2
0
0
,
0
0
0

                   2,000
             18,000







BALANCE
6/30/03




1
7
,
2
4
3
,
9
1
2

               172,439
        3,560,988







Services
8/5/2003
0.25
0.25

1
0
0
,
0
0
0

                   1,000
             24,000
Services
9/19/2003
0.25
0.28

1
0
0
,
0
0
0

                   1,000
             27,000
Accounts
payable
1/8/2004
0.14
0.14

1
7
1
,
4
2
9

                   1,714
             22,286
Cash issuance
1/21/2004
0.24
0.19

4
4
7
,
3
6
8

                   4,474
             80,526
Services
2/3/2004
0.24
0.24

1
0
0
,
0
0
0

                   1,000
             23,000
Shares
returned
4/6/2004



(
3
0
0
,
0
0
0
)
                  (3,000)
           (21,000)
Services
5/12/2004
0.30
0.23

1
5
0
,
0
0
0

                   1,500
             33,000
Issuance of
subscribed
shares





4
0
,
0
0
0

                      400
               9,600
 From
06/30/01











1
8
,
0
5
2
,
7
0
9

               180,527
        3,759,400







Balance per
transfer
agent




1
8
,
0
5
2
,
7
0
9